June 29, 2006

VIA EDGAR CORRESPONDENCE

Christian Windsor

Special Counsel

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Capital One Financial Corporation
Amendment Number One to Registration Statement on Form S-4
Filed on June 8, 2006
File No. 333-133665

Dear Mr. Windsor:

On behalf of Capital One Financial Corporation (“Capital One”) and North Fork Bancorporation, Inc. (“North Fork”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission in its letter dated June 21, 2006, with respect to above referenced Amendment Number 1 to Registration Statement on Form S-4 (the “Form S-4”).

Capital One has filed today Amendment No. 2 (“Amendment No. 2”) to the Form S-4, together with a copy of this letter via EDGAR submission.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Generally the information contained herein with respect to Capital One has been furnished by Capital One and the information contained herein with respect to North Fork has been furnished by North Fork. All page references in the responses set forth below are to the pages of Amendment No. 2.

General

Summary, pages 9-10

1.	We note that our prior comment number 5 requests revising the disclosure regarding principal executive officers of Capital One, in addition to those of North Fork Bank; however, we did not see revised disclosure regarding Richard Fairbank, Gary Perlin, Catherine West and others listed on your Form 14A filed on March 23, 2006. Please revise to include them as part of your disclosure about their remuneration, the nature of the agreements and the total amount of compensation in connection with the merger, or confirm that the merger does not affect them in this regard.

Mr. Boydstun is the only executive officer of Capital One who will receive any additional compensation or benefits (other than any benefits that may be realized by Capital One stockholders generally) in connection with the merger.

In addition, we also note the amounts of gross-ups for income and excise taxes. Please revise to disclose the amounts on which the income and excise taxes are based for each officer.

In response to the Staff’s comment, we have revised the disclosure on pages 9-10.

Capital One and North Fork Executive Officers, page 24

2.	We note your response to prior comment number 9. Please revise to include the aggregate amount to be received by executive officers as a result of the merger as part of your disclosure on risk factors.

In response to the Staff’s comment, we have revised the risk factor disclosure on page 24 with respect to the payments and benefits to be received by the executive officers of North Fork. With respect to Capital One, the payments and benefits to be received by Mr. Boydstun described in the registration statement are not material or unusual in any way. Some of the payments to be received by Mr. Boydstun under his amended and restated employment agreement, which was amended and restated in connection with the merger, are benefits to which he was entitled under his original employment agreement with Capital One, and certain payments to Mr. Boydstun under the amended and restated employment agreement will be received by him upon the termination of his employment with Capital One and not upon the completion of the merger, or will be made whether or not the merger is completed. We do not believe that it is necessary to revise the risk factor disclosure to include a single aggregate amount that is the sum of these different types of payment to Mr. Boydstun, because not all such amounts will be received as a result of the merger. In our view, the disclosure clearly identifies all of the compensation and benefits to which Mr. Boydstun is entitled under his amended and restated employment agreement and, in each case, the circumstances in which such compensation and benefits will be paid to him.

Item 21. Exhibits and Financial Statement Schedules

3.	We note your response to prior comment number 3. Please confirm that when you say the General Corporation Law of the State of Delaware in Exhibit 5 that you include the decisions and interpretations of the courts of the State of Delaware.

We have revised the opinion in Exhibit 5.1 to clarify that the opinion includes reported judicial decisions interpreting the General Corporation Law of the State of Delaware.

*        *        *

Should you have any questions or comments regarding the foregoing, please contact Edward D. Herlihy, Esq. or Craig M. Wasserman, Esq. of Wachtell, Lipton, Rosen & Katz, counsel to North Fork at (212) 403-1000 or Christopher E. Austin, Esq., or the undersigned of Cleary Gottlieb Steen & Hamilton LLP, counsel to Capital One at (212) 225-2000.

Sincerely,

/s/ Victor I. Lewkow

Victor I. Lewkow

cc:	John G. Finneran, Jr., Esq.
Frank R. Borchert, III, Esq.

John Adam Kanas
Daniel M. Healy

Christopher E. Austin, Esq.
Edward D. Herlihy, Esq.
Craig M. Wasserman, Esq.